Exhibit 99.1

ASX/NASDAQ Release

SYDNEY, April 8, 2016

Entitlement Issue Notification of Shortfall

• Moko Raises $8.17m from Fully Subscribed Entitlement Issue

MOKO SOCIAL MEDIA LIMITED (ASX: MKB) (NASDAQ: MOKO) (the Company) advises that the pro-rata non-renounceable Entitlement Issue announced on 1st March 2016 (“Offer”) closed at 5:00pm WST on Tuesday 5th April.

The Company has received Applications for Entitlements and Shortfall Securities pursuant to the Prospectus totalling 412,825,840 ordinary shares, together with 206,412,920 attaching Class A Unlisted Options and 206,412,920 attaching Class B Unlisted Options, raising $4,128,258 before costs.

The remaining Shortfall Securities of 405,060,839 ordinary shares, together with 202,530,420 attaching Class A Unlisted Options and 202,530,420 attaching Class B Unlisted Options, will be fully placed pursuant to the underwriting arrangements outlined in the Prospectus and Shortfall Firm Commitment Agreements entered into, resulting in final proceeds from the Offer of $8,178,867 before costs. The Offer is therefore fully subscribed.

The issue of the ordinary shares and options noted above will occur on Tuesday 12th April 2016.

The Company’s Chairman, Greg McCann, expressed the Board’s appreciation to all participating shareholders, underwriters and others who took up the shortfall, for their strong support. “With a successful entitlement issue now behind us, the Company can concentrate on the important task of ongoing product development and user up-take of its products for US Colleges and High Schools”, added Mr McCann.

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

Corporate Communications Contact:

Emma Waldon, Company Secretary, emma.waldon@mokosocialmedia.com

Mobile: +61 417 800 529

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media, providing innovative products and content to enable communities to engage and interact. Within its student space, MOKO is a mobile leading U.S. college intramural and recreational sports platform. Agreements with the largest college and high school sports data providers in the U.S. grant MOKO exclusive access to provide its award-winning app REC*IT, and BigTeams powered by REC*IT, to over 1,125 U.S. colleges, representing approximately 50% of the U.S. college population, and to over 4,100 U.S. high schools respectively.

MOKO aims to capture its target audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices. This integrated approach gives MOKO unique and exclusive exposure to markets that are highly desired by advertisers and that can be leveraged for growth and revenue through advertising, sponsorship, social network distribution and other monetization of the platforms.

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.